EXHIBIT 20

For Immediate Release	September 25, 2009

BOWL AMERICA REPORTS FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share for its fiscal year ended June 28, 2009, declined to $.60 from $.69 in the prior year.  Fourth quarter earnings per share were $.08, down from $.11 in the comparable quarter last year.

Operating revenues for the year improved as the Company’s Falls Church location was in operation for the entire period, but was closed for the first three quarters of the prior year while repairs were made to roof damage from an ice storm.  Companywide expenses exceeded the prior year’s expenses.  Last year also included a gain on investments not repeated in fiscal 2009.  Management believes that its customers’ perception of a continuing negative economic climate is resulting in curtailment of discretionary recreation spending.

A more detailed explanation of results is available in the Company’s S.E.C. Form 10-K filing available through the website www.bowlamericainc.com.

Fiscal 2009 was the Company’s 37th year of increased regular per share dividends.  Bowl America operates 19 bowling centers and its stock trades on the NYSE Amex with the symbol BWLA.

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BOWL AMERICA INCORPORATED
Results of Operations

	Thirteen	Thirteen	Thirty-nine	Thirty-nine
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	06/28/09	06/29/08	06/28/09	06/29/08
Operating Revenues
Bowling and other	$4,478,990	$4,607,988	$21,037,547	$20,870,757
Food, beverage and merchandise sales	1,868,522	1,953,983	8,674,571	8,433,089
Net (loss) gain on sale of assets	(1,375)	45,368	(1,375)	45,368
	6,346,137	6,607,339	29,710,743	29,349,214
Operating expenses excluding
depreciation and amortization	5,609,232	5,597,079	23,969,461	23,226,527
Depreciation and amortization	356,206	388,590	1,726,854	1,764,226
Investment earnings	-	-	-	267,237
Interest and dividend income	181,041	188,223	679,287	811,205
Earnings before taxes	561,740	809,893	4,693,715	5,436,903
Net Earnings	$411,907	$579,530	$3,057,282	$3,534,540
Weighted average shares
outstanding	5,132,505	5,135,690	5,133,375	5,135,693

EARNINGS PER SHARE	.08	.11	.60	.69

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SUMMARY OF FINANCIAL POSITION
Dollars in Thousands

	06/28/09	06/29/08
ASSETS
Total current assets including cash and
short-term investment of $11,020 and $8,404	$12,410	$11,558
Property and investments	30,557	32,499
TOTAL ASSETS	$42,967	$44,057

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,167	$3,170
Other liabilities	2,221	2,672
Stockholders' equity	37,579	38,215
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$42,967	$44,057